

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



05073064

November 23, 2005

John F. Della Grotta
Paul, Hastings, Janofsky & Walker LLP
Seventeenth Floor
695 Town Center Drive
Costa Mesa, CA 92626-1924

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/23/2005

Re: Commerce Energy Group, Inc.
Incoming letter dated October 24, 2005

Dear Mr. Della Grotta:

This is in response to your letters dated October 24, 2005 and November 17, 2005 concerning the shareholder proposals submitted to Commerce Energy by William Detweiler, Joseph P. Saline Jr. and David J. Barnes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: William Detweiler
571 Spyglass Lane
Thousand Oaks, CA 91320

Joseph P. Saline Jr.
5545 Canoga Ave., Apt 306
Woodland Hills, CA 91367

cc: David J. Barnes
President
Nexus Advisory Corporation
25442 Rapid Falls Road
Laguna Hills, CA 92653

Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
Seventeenth Floor • 695 Town Center Drive • Costa Mesa, CA 92626-1924
telephone 714 668 6200 • facsimile 714 979 1921 • www.paulhastings.com

RECEIVED
2005 OCT 25 PM 2:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

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(714) 668-6210
johndellagrotta@paulhastings.com

October 24, 2005 36223.00008

Via Courier

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Commerce Energy Group, Inc. no-action request regarding shareholder proposals by William Detweiler and Joseph Saline

Ladies and Gentlemen:

We are writing on behalf of our client, Commerce Energy Group, Inc. ("Commerce"), a Delaware corporation with its common stock registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and traded on the American Stock Exchange. In connection with Commerce's upcoming annual meeting of stockholders for the fiscal year ended July 31, 2005 (the "Annual Meeting"), Commerce received stockholder proposals from Joseph P. Saline Jr. and William Detweiler requesting inclusion in Commerce's proxy materials. Commerce believes both Mr. Saline and Mr. Detweiler's proposals may be excluded from Commerce's proxy materials for the procedural and substantive reasons set forth in detail below, and respectfully requests that the Staff of the Securities and Exchange Commission take a no-action position with respect to such exclusion.

Because of the late submission of the proposals, Commerce also respectfully requests that the Staff waive the requirement under Rule 14a-8(j) of the Exchange Act that Commerce file its reasons for excluding the proposals no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

Commerce expects to hold the Annual Meeting on or about January 12, 2006, the same date it held its annual meeting in 2005, and expects to file its definitive proxy materials with U.S. Securities and Exchange Commission on or about November 29, 2005.

A. Proposal by William Detweiler to Nominate Joseph Saline for election to the Board of Directors of Commerce

On October 11, 2005, Commerce received a shareholder proposal from Commerce stockholder William Detweiler nominating Joseph Saline for election to the Commerce board of directors. Mr. Detweiler's letter requests that Mr. Saline "be included in the [Commerce] proxy materials as a fully-qualified candidate so that shareholders may have sufficient time to evaluate Mr. Saline's qualifications along with [those of] any company candidates." Mr. Detweiler also requested to be informed of any deficiencies in his proposal so that he can "correct them since it is my intention to fully comply with the SEC and Commerce bylaw requirements." A copy of Mr. Detweiler's letter is attached hereto as Exhibit A.

Although Mr. Detweiler's letter does not specifically invoke the shareholder proposal provisions of Rule 14a-8 under the Exchange Act, Commerce believes Mr. Detweiler's request to include Mr. Saline in Commerce's proxy materials is a shareholder proposal under Rule 14a-8. Commerce intends to exclude Mr. Detweiler's proposal from Commerce's proxy statement because it (i) is untimely and, therefore, may be excluded under Rule 14a-8(e); (ii) relates to the election of directors and, therefore, may be excluded under Rule 14a-8(i)(8); and (iii) has been substantially implemented and, therefore, may be excluded under Rule 14a-8(i)(10).

(i) Mr. Detweiler's proposal may be excluded because it is untimely under Rule 14a-8(e)

Mr. Detweiler's proposal is not timely because it was received after the August 5, 2005 deadline for the submission of stockholder proposals for the Annual Meeting. Rule 14a-8(e) provides that, for a regularly-scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting shareholder proposals is not less than 120 days before the first anniversary of the date of Commerce's proxy statement released to stockholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e), Commerce set the deadline as August 5, 2005, 120 days before the first anniversary of the date of its proxy statement released to stockholders in connection with its previous annual meeting. To inform stockholders of the this deadline, Commerce's proxy statement dated December 3, 2004 included the following notice under the heading "Stockholder Proposals for Inclusion in the Proxy Statement:"

"If you want us to consider including a proposal in the Company's proxy materials relating to the annual meeting of stockholders to be held for the fiscal year ending July 31, 2005, you must submit such proposal to the Company no later than August 5, 2005. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we will include it in the proxy statement and set it forth on the form of proxy issued for such annual meeting of stockholders. You should direct any such stockholder proposals to the attention of the Secretary of the Company at our address set forth on the first page of this proxy statement."

Therefore, in order to comply with Commerce's deadline for inclusion in the 2006 proxy materials, a proposal must have been received no later than Friday, August 5, 2005.

Mr. Detweiler's proposal was not received at Commerce's offices until October 11, 2005, 67 days after the August 5, 2005 deadline.

Commerce held its 2005 annual meeting of stockholders on January 12, 2005 and expects to hold its Annual Meeting on the same date in 2006. Commerce does not intend to change the date of the Annual Meeting by more than 30 days from the date of last year's meeting. Therefore, the August 5, 2005 deadline for submission of stockholder proposals for inclusion in Commerce's proxy materials for the 2006 Annual Meeting was properly set in accordance with Rule 14a-8(e)(2), and Mr. Detweiler's proposal is not timely.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit untimely stockholder proposals from their proxy materials, even when proposals were only a day or two late. See, e.g. *Bob Evans Farms, Inc.* (June 1, 2005); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); and *Thomas Industries, Inc.* (December 18, 2002). In accordance with Rule 14a-8 and the Staff's previous no-action positions, Commerce therefore intends to exclude Mr. Detweiler's untimely proposal from its proxy materials and respectfully requests that the Staff concur.

Although Rule 14a-8(f) requires that a registrant notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt, the requirement does not apply to an incurable deficiency. Rule 14a-8(f)(1) specifically states "A company need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Commerce has not notified Mr. Detweiler of the defects in his proposals but will provide him with a copy of this letter within 14 days of submitting his proposal to Commerce.

(ii) Mr. Detweiler's proposal may be excluded under Rule 14a-8(i)(8) because it relates to the election of directors

Although Commerce believes Mr. Detweiler's failure to timely submit the proposal is dispositive, Commerce also believes that even if the proposal had been timely submitted, Commerce could properly exclude it on substantive grounds. Rule 14a-8(i)(8) permits exclusion "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the principal purpose of the rule is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules...are applicable." Release No. 34-12598 (July 7, 1976). Mr. Detweiler's proposal to nominate Mr. Saline "for election to the Board of Directors of Commerce Energy Group" clearly falls within the plain meaning of Rule 14a-8(i)(8) and thus could be excluded even if it had been timely submitted.

(iii) Mr. Detweiler's proposal has been substantially implemented.

Mr. Detweiler's proposal requests that Mr. Saline be submitted "to the appropriate Nominating Committee of the Board." Mr. Saline's nomination for consideration at the Annual Meeting was considered by Commerce's Nominating and Corporate Governance Committee, a committee comprised of three independent directors (as independence is defined under the AMEX rules). After deliberation, the Committee decided not to recommend to the Board Mr. Saline as a nominee for election as a director of Commerce. Rule 14a-8(i)(10) permits a registrant to exclude a proposal that has been substantially implemented. Even if Commerce's reasons for excluding Mr. Detweiler's proposal set forth in Sections A(i) and A(ii) above were not dispositive, Commerce believes it could exclude Mr. Detweiler's proposal as substantially implemented under Rule14a-8(i)(10).

B. Proposal by Joseph Saline Regarding Declassification of the Commerce Board of Directors

On October 12, 2005, Commerce received a stockholder proposal from Joseph Saline regarding elimination of Commerce's classified board of directors. Mr. Saline specifically requested that Commerce include the proposal in its proxy materials pursuant to Rule 14a-8. Commerce intends to exclude Mr. Saline's proposal from its proxy materials because the proposal (i) is not timely under Rule 14a-8(e) and (ii) has several substantive defects for which it could be excluded under Rule 14a-8(i). A copy of Mr. Saline's letter is attached as Exhibit B.

(i) Mr. Saline's proposal may be excluded because it is untimely under Rule 14a-8(e)

Mr. Saline's proposal is not timely because it was received October 12, 2005, 68 days after the August 5, 2005 deadline for the submission of stockholder proposals for the Annual Meeting, as properly calculated and set forth in Commerce's proxy materials for the previous year's annual meeting. As discussed in Section A(i) above, the Staff has strictly construed the deadline for the receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to exclude untimely proposals from their proxy materials. In accordance with Rule 14a-8 and the Staff's previous no-action positions, Commerce intends to exclude Mr. Saline's untimely proposal from its proxy materials and respectfully requests that the Staff concur. As it did with Mr. Detweiler's proposal, although Commerce is not required to provide Mr. Saline with a notice of procedural deficiencies because the deficiency cannot be remedied, Mr. Saline, like Mr. Detweiler, will receive a copy of this letter within 14 days of submitting his proposal to Commerce.

(ii) Mr. Saline's proposal may be excluded because it violates several provisions of Rule 14a-8(i)

Although Commerce believes that Mr. Saline's failure to timely submit his proposal is dispositive, Commerce also believes that it could properly exclude the proposal from its proxy materials under Rule 14a-8 for the reasons set forth briefly below. Commerce reserves the right to submit a supplemental no-action request based on some or all of the reasons set forth below if the Staff does not concur that Commerce may exclude the proposal due to untimely submission.

Commerce believes that Mr. Saline's proposal may be excluded from its Annual Meeting proxy materials due to the following substantive defects:

- The proposal is compound in violation of Rule 14a-8(c). It is structured as a shareholder vote to recommend that the board of directors "take all necessary action to eliminate the 'classified' board structure," followed by a special meeting to elect board members. Rule 14a-8(c) limits each shareholder to one proposal per meeting. However, this proposal appears to consist of (i) a recommendation that the board of directors take a certain actions, as well as (ii) a proposal to conduct a special meeting. The proposal preempts the Board from making a decision based upon consideration of the recommendation. Therefore, Commerce believes the proposal violates Rule 14a-8(c).

- The proposal violates Rule 14a-8(i)(3) because is contains materially false and misleading statements. In his supporting statement, Mr. Saline alleges that Commerce stockholders "never voted specifically for a classified board nor did they vote for the initial directors," that [t]hose decisions were buried in the [Commonwealth] re-organization/AMEX listing approval vote," and that the "class 1 and class 2 directors were 'appointed' by Mr. Carter." No factual support is provided for these statements. The proposal is also misleading due to vague language. For example, the supporting statement refers to "major unfavorable [Commerce] issues" without specifics or factual support.

- The proposal relates to the redress of a personal grievance or special interest in violation of Rule 14a-8(i)(4). In previous years, Mr. Saline has been involved with a number of lawsuits against Commerce and its subsidiaries and also has engaged in proxy contests with Commerce and its predecessors. In many of these actions, Mr. Saline has made a variety of allegations against Ian B. Carter, the former chief executive officer of Commerce and a current board member of Commerce. Consistent with his past actions, much of Mr. Saline's supporting statement for his proposal consists of attacks on Mr. Carter. For example, Mr. Saline states, falsely, that "class 1 and class 2 directors were 'appointed' by Mr. Carter." Mr. Carter, as one of the members of the Commerce board, was never in a position to appoint any director by himself.

- The proposal will likely conflict with Commerce's proposal in violation of Rule 14a-8(i)(9). In October 2005, the Nominating and Corporate Governance Committee of the Board of Commerce met to discuss its own board declassification proposal. In the course of its deliberations, the Committee considered Mr. Saline's proposal. The Committee unanimously voted to recommend to the full board its own declassification proposal which would call for all directors being elected at the annual stockholders' meeting to be held after the close of Commerce's fiscal year ending July 31, 2006. The Committee's recommendation to the full Board will be to place the declassification proposal before the stockholders at the upcoming Annual Meeting of Stockholders in January 2006. If the Commerce Board of Directors accepts the recommendation of the Nominating and Corporate Governance Committee, which is expected, Mr. Saline's proposal will directly conflict with one of Commerce's own proposals and may be excluded from the proxy statement under Rule 14a-8(i)(9).

C. Proposal by David J. Barnes to Nominate Peter Weigand for election to the Board of Directors of Commerce

On October 13, 2005, Commerce received a letter attached as Exhibit C from David J. Barnes, nominating Peter Weigand "for shareholder consideration to the Commerce Energy Board of Directors." Mr. Barnes does not request that his proposal be included in Commerce's proxy statement or mention the federal proxy rules. Commerce does not believe that Mr. Barnes' proposal is a shareholder proposal under Rule 14a-8 and does not intend to consider it for inclusion in Commerce's proxy materials. We believe that Mr. Barnes submission was intended solely to address the advance notice provisions in the Bylaws of Commerce. Accordingly, Commerce does not intend to request that the Staff take a no-action position with respect to the exclusion of Mr. Barnes' proposal, unless the Staff reasonably believes that Mr. Barnes proposal is a shareholder proposal under Rule 14a-8. In that case, Commerce believes that Mr. Barnes' proposal could be excluded for the same reasons as Mr. Detweiler's proposal, since it is not timely and relates to the election of directors.

In October 2005, Mr. Barnes' nomination of Mr. Weigand was presented for consideration by Commerce's Nominating and Corporate Governance Committee. After deliberation, the Committee decided not to recommend Mr. Weigand to the Board as a nominee for election as a director of Commerce at the Annual Meeting.

Good Cause Exception to Rule 14a-8(j)(1)

Commerce respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that Commerce file its reasons for excluding Mr. Detweiler's and Mr. Saline's proposals no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Commerce to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. Section D of the Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) notes that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

As noted above, Commerce intends to file its definitive proxy materials for the Annual Meeting with the Commission on or about November 29, 2005, approximately 43 days before the Annual Meeting scheduled for January 12, 2006.

As explained above, Commerce did not receive Mr. Detweiler's proposal until October 11, 2005, 67 days after the August 5, 2005 deadline and only 43 days before the date Commerce expects to mail its proxy materials for the Annual Meeting. Commerce did not receive Mr. Saline's proposal until October 12, 2005, 68 days after the August 5, 2005 deadline and only 42 days before the date Commerce expects to mail its proxy materials for the Annual Meeting. Because of Mr. Detweiler's and Mr. Saline's late submissions, it is impossible for Commerce to have submitted this matter to the Commission more than 80 days before the expected filing date of its definitive proxy materials for the Annual Meeting. Accordingly, Commerce requests a waiver of the 80-day period pursuant to Rule 14a-8(j).

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and its attachments.

For the foregoing reasons, Commerce believes it may properly exclude Mr. Detweiler's and Mr. Saline's proposals from the Annual Meeting proxy materials under Rule 14a-8(f). Accordingly, Commerce respectfully requests that the Staff not recommend enforcement action if Commerce omits Mr. Detweiler's and Mr. Saline's proposals from its Annual Meeting proxy materials. If the Staff does not concur with Commerce's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of the Staff's Rule 14a-8 response letter.

If you have any questions or need any further information, please call the undersigned at (714) 668-6210, or in his absence, William C. Manderson at (714) 668-6244.

Sincerely,



John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Mr. David J. Barnes
Mr. William Detweiler
Mr. Joseph P. Saline

Paul Hastings
ATTORNEYS

Exhibit A

OCT 11 2005

October 5, 2005

Mr. Lawrence Clayton, Secretary
Commerce Energy Group, Inc
600 Anton Blvd. Ste 2000
Costa Mesa, CA 92626

Dear Mr. Clayton,

This notice is to advise you of my nomination of Joseph Saline for election to the Board of Directors of Commerce Energy Group.

Enclosed is the required information on the candidate. I am a stockholder of record entitled to vote at the meeting. I hold 46,344 shares of Commerce common stock, have held these shares for more than the past year and intend to hold these shares through the meeting date when I intend to present this nomination to the meeting attendees.

I believe this nomination complies with all applicable requirements. If not, please let me know of any deficiencies and I will correct them since it is my intention to fully comply with the SEC and Commerce bylaw requirements.

I have no arrangements or understandings with Mr. Saline with regards to this nomination. I know him as an honest, competent, shareholder oriented director of Commonwealth.

Please submit this nomination to the appropriate Nominating Committee of the Board. Even if Mr. Saline is not selected by the nominating committee as a board recommended candidate I request that he be included in the CEG proxy materials as a fully qualified candidate so that shareholders may have sufficient time to evaluate Mr. Saline's qualifications along with any company candidates.

At the present time I do not intend nor am I part of a group that intends to deliver a proxy statement to shareholders or to otherwise formally solicit proxies in support of my nominee. This statement is conditional on the assumption of objective handling of this nomination by the nominating committee and inclusion of Mr. Saline in the proxy materials either as a board recommended nominee or opposition candidate.

Respectfully submitted,



William Detweiler
571 Spyglass Lane,
Thousand Oaks, CA, 91320

Commerce Energy Group
Board of Director Nomination Notice Information,
Submitted by William Detweiler.

NOMINEE NAME AND AGE:
Joseph P. Saline Jr., 64

RESIDENCE ADDRESS:
5545 Canoga Ave, Apt 306
Woodland Hills, CA 91367

BUSINESS ADDRESS:
21240 Burbank Blvd.
Woodland Hills, CA 91367

EMPLOYER AND OCCUPATION:
Northrop Grumman Corp.
Program Management

SHARE CLASS AND AMOUNT BENEFICIALLY OWNED:
704,000 Shares Common Stock

RELATIONSHIPS, ARRANGEMENTS AND UNDERSTANDINGS WITH NOMINATING SHAREHOLDER:
None

OTHER INFORMATION REQUIRED UNDER SEC REGULATION 14A:
Business experience-
Joseph Saline has a B.S. in Mechanical Engineering and an M.S. in Industrial Administration. Retired, Colonel, US Air Force. Currently Program Manager, Gyroscopes, Northrop Grumman Corporation. Former Factory manager, electro-mechanical aerospace products. Planned and managed Air Force Base power plants. Forty years experience in energy and high-tech investments. Director, Commonwealth Energy Corp 11/2000 – 6/2004, Director, InterBill, Inc. Former Chairman of Board, chairman of Energy Committee and Environmental Resources subcommittee, Orange County Chamber of Commerce. Former member, Orange County Board of Supervisors Technical Advisory Committee.

October 10, 2005

Mr. Lawrence Clayton, Secretary
Commerce Energy Group, Inc
600 Anton Blvd. Ste 2000
Costa Mesa, CA 92626

Dear Mr. Clayton,

With regards to the upcoming annual shareholder meeting, I hereby consent to being named as a nominee in the proxy statement and to serving as a director if elected.



Joseph P. Saline Jr.
5545 Canoga Ave. Apt 306
Woodland Hills, CA 91367
818-715-4658

Paul Hastings
ATTORNEYS

Exhibit B

October 10, 2005

OCT 12 2005

Mr Lawrence Clayton, Secretary
Commerce Energy Group, Inc.
600 Anton Blvd., Ste 2000
Costa Mesa, CA 92626

Dear Mr. Clayton,

I intend to present the following shareholder proposal at the next Annual Shareholders Meeting. Please also include it as part of the proxy materials for consideration by shareholders since it meets the requirements of SEC Reg 14 A, sec 240.14a-8 par. (e) (2) and as well, certainly meets the intent of par (3) "a reasonable time before the company begins to print and mail its proxy materials" since CEG hasn't yet even selected a date for the meeting. I consider last years proxy notice of a Aug. 5th deadline as "unreasonable" since 14A defines reasonable as the time period between 90 and 120 days prior to the meeting. I will assume that if I do not hear from you within the 14 days prescribed by SEC Reg 14a-8(f), it will be included in the company proxy materials and I will be allowed to present the proposal to the shareholders at the annual meeting.

I hold 704,000 shares of CEG common stock and have held it for the past year and intend to hold them through the meeting date when I intend to personally present this proposal to the meeting attendees. I do not have any material interest, other than as a shareholder, in the business of the proposal and there is no other information that I am aware of that needs to be included pursuant to Reg 14A of the Exchange Act. Please advise me immediately if there are any deficiencies in this submittal that would preclude the proposal from being put for consideration by and a vote of the shareholders.

Resolved:
The shareholders recommend that the Board of Directors take all necessary actions to eliminate the "classified" board structure in favor of returning to the original Commonwealth Energy structure of annual election of all board positions. To implement the proposal, if passed by a majority of those voting, CEG should conduct a special meeting 90 to 120 days following the FY05 annual meeting in order to elect/re-elect all board members except those elected at the '05 annual meeting.

OCT 12 2005

Supporting Statement:

Directors are supposed to be the **shareholder's** voice and their election is the primary means for shareholders to influence good corporate governance and ethics as well as holding management accountable for share price performance. CEG shareholders never voted specifically for a classified board nor did they specifically vote for the initial directors. Those decisions were buried in the Commonwealth Energy (CEC) re-organization/Amex listing approval vote. The class 1 and class 2 directors were "appointed" by Mr. Carter. The **normal** implementation of a classified board is for shareholders to vote at the first annual meeting on candidates for each class; some for 3 years, some for 2 years, some for 1 year. This **did not** happen. In fact, Mr. Carter and Mr. Perkins were last subject to **shareholder** votes as **CEC** directors in the contested Jan.'**03** election and currently will not have to stand again till Jan. '07 (4 years) despite the current major unfavorable CEG issues.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: "in my view it's best for the investor if the entire board is elected once a year. Without an annual election of each director shareholders have far less control over who represents them."

Most institutional investors, including the Council of Institutional Investors, www.cii.org, whose members have in excess of $3 trillion invested, strongly support (as a core policy) declassification of public corporations' boards of directors.

Many companies are declassifying; even very large ones. Safeway Inc is a good example. Bristol-Myers Squibb Company's Directors heeded the requests by shareholders and recently declassified their board based on their "commitment to corporate democracy" noting that the decision was in furtherance of its goal of ensuring that the company's corporate governance policies maximize management accountability to stockholders by allowing stockholders the opportunity each year to register their views on the performance of the Board of Directors.

Vote to give shareholders more control; vote YES.

Respectfully submitted,



Joseph P. Saline Jr.
5545 Canoga Ave, Apt 306
Woodland Hills, CA, 91367
818-715-4658

Paul Hastings
ATTORNEYS

Exhibit C


nexus
ADVISORY CORPORATION

Lawrence Clayton
Secretary Commerce Energy Group, Inc.
600 Anton Blvd.
Suite 2000
Costa Mesa, CA 92626

October 13, 2005

Mr. Clayton,

As the beneficial owner of 500,000 shares of Commerce Energy common stock, I nominate, current board member, Peter Weigand for shareholder consideration to the Commerce Energy Board of Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2005. I understand that director nominations and shareholder proposals have to be submitted no later than October 14, 2005. I will assume that Peter's nomination is in good order and accepted unless otherwise notified.

Peter Weigand is Commerce Energy's largest shareholder with 1,114,479 shares. In addition he is fully vested in 600,000 options of Commerce Energy common stock. Peter Weigand has no corporate affiliations at this time.

In accordance with nomination procedures, please find enclosed Peter Weigand's Curriculum Vitae and letter accepting my nomination.

Thank you in advance for your time and presenting my nomination.

Sincerely,



David J. Barnes
President
Nexus Advisory Corporation
25442 Rapid Falls Road
Laguna Hills, CA 92653
Phone: 949.362.3287
davidbarnes@nexusadvisory.com

Cc: Peter Weigand

Enclosures

Peter Weigand
12136 Skyline Dr.
Santa Ana, CA 92705
714-520-1701
peter.weigand@cox.net

PROFESSIONAL PROFILE

Successful entrepreneurial senior executive with both turnaround and high growth management experience in startup, early stage and mature businesses. Major strengths include strategic planning and team development with a strong project management discipline throughout implementation. Management style is passionate and performance metrics driven. Renowned for creative solutions and decision making in a fast paced environment.

PROFESSIONAL EXPERIENCE

COMMERCE ENERGY GROUP, INC., Costa Mesa, CA 4/2004 to 8/2005
President, Principal Executive Officer, Director

Commerce Energy Group is a retailer of natural gas and electricity to residential and commercial consumers. The company is listed on AMEX (EGR).

Commerce was a turnaround situation incurring over $21 million in losses in the prior fiscal year, numerous litigation issues, portfolio and operational problems and governance and controls weaknesses. Immediately upon arrival aggressive initiatives were launched including:

Turnaround Initiative	First Year Results
Corporate reorganization	Restructured from Commonwealth Energy Corp to Commerce Energy Group. Converted preferred shareholders to common, managed the S-4, valuation process and related activities resulting in listing on AMEX in July '05.
Cost reduction	Reduced employee head count by 40%, closed offices, implemented budget and cost controls.
Portfolio restructuring	Migrated over 130,000 customers to new contract terms, shed unprofitable customers, revamped supply and hedging processes, doubled the number of wholesale suppliers and tripled the amount of open credit facilities.
Business process redesign	Eliminated hundreds of duplicate steps, installed a risk oversight function, designed and implemented performance metrics, instituted employee training programs.
Litigation clean up	Resolved over a dozen pending lawsuits and employee disputes.

Systems improvements	Consolidated multiple data silos into one department under one architecture, converted the in-house development team to an implementation team, purchased third party software to replace legacy systems.
Sarbanes-Oxley implementation	Documented "as is" and best practices processes, developed a detailed project plan and implemented according to plan. Instituted controls and reporting processes, and initiated board reporting and governance standards.
Organizational redesign	Realigned departmental structures, recruited new management talent, and created new departments in risk, market management, energy accounting, project management and business development.

Year-over-year bottom line financial results improved by approximately $18 million. These results include over $8 million in one time settlements and restructuring charges.

In addition to turnaround activities, new strategic and growth plans were developed, including:

Growth Initiative	First Year Results
Enter retail natural gas	Acquired a retail natural gas and electric company, ACN Energy, in February 2005, effectively accomplishing multiple objectives while improving profitability.
Expand market territories	Expanded from six utility territories in four states to nineteen utility territories in nine states.
Revamp sales and marketing	Rebranded ACN Energy, Commonwealth Energy and electricAmerica under one name, Commerce Energy. Eliminated poor performing sales team, recruited new management and developed several new products. Automated pricing, customer acquisition and enrollment processes.
Customer acquisition channels	Entered sales channel agreements with independent aggregators, consultants, and marketing representative organizations.
Acquire competitors	Successfully acquired ACN Energy, developed a pipeline of additional prospects with defined processes throughout the various deal stages, including post-purchase integration.

As a result of these efforts, Commerce Energy Group is now the largest non-utility affiliated retail energy marketer in the U.S.

SKIPPING STONE, INC., Philadelphia, PA 6/1996 to 4/2004
Chairman & CEO (founder)

Skipping Stone, Inc. is a consulting and technology company focused on serving the energy industry from strategy through implementation. The company was sold in April 2004 and is now a wholly owned subsidiary of Commerce Energy Group, Inc.

Skipping Stone quickly grew to over 100 consultants and affiliates with primary locations in Philadelphia, Boston and Houston. Skipping Stone has served over 150 energy clients both domestically and internationally including energy retailers and wholesalers, pipelines, utilities, gas producers, power generators, technology vendors and financial institutions.

In 1999, the company acquired TransCapacity, a natural gas logistics software company specializing in interstate pipeline data exchange. The company continues to operate under the name "Capacitycenter.com"

Skipping Stone was listed among the 25 fastest growing companies in Philadelphia for four consecutive years by the Philadelphia Business Journal.

TRANSENERGY SYSTEMS, INC., Houston, TX 1/1998 to 6/1998
Interim Chief Operating Officer

Transenergy was a software company focused on transaction and risk management systems for natural gas and electricity wholesale trading, pipeline, and utility sectors. The company has since been sold to a competitor.

Immediately following investment by venture capital firms, this independent software company required turnaround services in its operations, sales and marketing, customer implementations, and next version design. Plans were developed with the founder and board in two weeks that resulted in doubling implementation revenue, redesign of the risk management systems development efforts, addition of new sales management and sales teams, repositioning the marketing efforts, and the acquisition of several new large customers.

Results exceeded financial expectations.

STATOIL NORTH AMERICA, INC., Alexandria, VA 2/1993 to 6/1996
(formerly The Eastern Group)
- **Vice President, Corporate Planning**
- **Vice President, Risk Management**

This division of Statoil was engaged in the natural gas and electricity markets in the U.S. in the retail, wholesale, exploration/production and generation sectors. The company has since sold its holdings to a variety of other U.S. energy companies.

As VP of Risk Management, designed and implemented transaction procedures and systems, developed and rolled out new products to industrial and utility customers, and obtained licenses to enter power marketing and trading.

After six months was promoted to VP Corporate Planning, reporting to the CEO. Developed and implemented a number of growth initiatives including multiple acquisitions of gas exploration, production and pipeline gathering assets, cogeneration assets, and retail energy marketers.

The company was named to the Inc. 500 fastest growing companies for three consecutive years during this period.

METALLGESCHELLSCHAFT, ENERGY DIVISION, New York, NY 1/1992 to 2/1993
Vice President, Corporate Development

This division was engaged in the trading and retailing of refined products, natural gas, and electricity.

Created new products and services for the North American energy business units. Successful product launches included a BTU contract for industrials that married natural gas and refined products, trigger deals using futures markets, and the introduction of tolling and reverse tolling transactions to electric utilities.

INDUSTRIAL ENERGY SERVICES COMPANY, INC., Pittsburgh, PA 4/1988 to 1/1992
Vice President, Sales, Marketing & Supply

The company supplied natural gas to industrial and utility customers in the Northeast U.S. The company was acquired by a competitor in 1993.

Managed the departments that traded and transported natural gas and the sales force responsible for acquiring industrial and utility customers.

Was recognized for doubling sales and profits for three consecutive years.

UNITED FUELS, INC., Philadelphia, PA 2/1986 to 4/1988
Vice President, Sales & Trading

United Fuels was a reseller and terminal operator handling heating oil, gasoline, diesel, and residual fuels in the Middle Atlantic region. The company was sold to a refiner in 1990.

Managed the team that bought and sold barge lots, pipeline batches, and truck loads to utilities, independent gas station owners, heating oil dealers and refiners through a network of owned and leased terminals.

KOCH INDUSTRIES, INC., Wichita, KS 1/1981 to 2/1986
• M&A Analyst • Manager, Gas Liquids Distribution • Refined Products Trader

Koch Industries is the second largest privately held company in the U.S. and is engaged in a wide variety of energy activities.

Analyzed energy acquisitions as part of an M&A team. Promoted after six months to manager of the company's Midwest distribution network for gas liquids. Transferred to Philadelphia to trade refined products in 1984.

Increased refined products revenue in the Philadelphia region by more than ten-fold in one year.

BOARDS OF DIRECTORS

Commerce Energy Group, Inc. 4/2004 to present

American Communications Network, Inc. 3/2001 to 4/2004
(privately held international telecommunications company)

GlobalView Software, Inc. 6/2002 to 4/2004
(venture backed energy technology company)

PROFESSIONAL ACCOMPLISHMENTS

Ernst & Young Entrepreneur of the Year, 2002

Pennwell's 50 Most Influential Individuals in Energy IT, 2001

Author of three energy training manuals on Natural Gas, Electricity, and Risk Management

Numerous speaking engagements and published articles in such magazines as Business Week, Forbes, Hart's, PennWell and others.

EDUCATION

Wichita State University, Wichita, KS
Bachelor of Business Administration 1981

PERSONAL

Birthdate: October 8, 1956

Married to Jenifer, with one daughter, Leah.

Hobbies include reading, writing, golf, water and snow skiing

Open to relocation

To Whom It May Concern: October 12, 2005

Dear Sir,

This is my formal written consent accepting the nomination to the Commerce Energy Group board of directors as submitted by David Barnes.

Sincerely,

Peter Weigand



Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
Seventeenth Floor • 695 Town Center Drive • Costa Mesa, CA 92626-1924
telephone 714 668 6200 • facsimile 714 979 1921 • www.paulhastings.com

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(714) 668-6210
johndellagrotta@paulhastings.com

November 17, 2005

36223.00008

Via Facsimile and Courier

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Commerce Energy Group, Inc. no-action request regarding shareholder proposal by David J. Barnes

Ladies and Gentlemen:

This letter supplements a no action request letter (the "initial Request Letter") we submitted on October 24, 2005 on behalf of our client, Commerce Energy Group, Inc. ("Commerce"), a Delaware corporation with its common stock registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and traded on the American Stock Exchange. The Initial Request Letter referred to a director nomination submitted by David J. Barnes (the "Barnes Proposal") attached as Exhibit A to this letter. On October 13, 2005, Commerce had received the Barnes Proposal nominating Peter Weigand "for shareholder consideration to the Commerce Energy Board of Directors." Mr. Barnes did not request that his proposal be included in Commerce's proxy statement or invoke the federal proxy rules, and in the Initial Request Letter, Commerce did not take the position that the Barnes Proposal is a shareholder proposal under Rule 14a-8. Commerce now wishes to treat the Barnes Proposal as a stockholder proposal under Rule 14a-8 to request that the Staff take a no-action position with respect to the exclusion of Mr. Barnes' proposal from Commerce's proxy statement.

Because of the late submission of the Barnes Proposal, Commerce also respectfully requests that the Staff waive the requirement under Rule 14a-8(j) of the Exchange Act that Commerce file its reasons for excluding the proposals no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

Commerce expects to hold the Annual Meeting on or about January 26, 2006, and expects to file its definitive proxy materials with U.S. Securities and Exchange Commission on or about December 12, 2005.

A. Proposal by David J. Barnes to Nominate Peter Weigand for election to the Board of Directors of Commerce

On October 13, 2005, Commerce received a shareholder proposal from Commerce stockholder David J. Barnes nominating Peter Weigand for election to the Commerce board of directors. Although Mr. Barnes' letter does not specifically invoke the shareholder proposal provisions of Rule 14a-8 under the Exchange Act, Commerce wishes to treat Mr. Barnes' nomination of Mr. Weigand as a shareholder proposal under Rule 14a-8. Commerce therefore intends to exclude Mr. Barnes' proposal from Commerce's proxy statement because it (i) is untimely and, therefore, may be excluded under Rule 14a-8(e); (ii) relates to the election of directors and, therefore, may be excluded under Rule 14a-8(i)(8); and (iii) has been substantially implemented and, therefore, may be excluded under Rule 14a-8(i)(10).

(i) Mr. Barnes' proposal may be excluded because it is untimely under Rule 14a-8(e)

Mr. Barnes' proposal is not timely because it was received after the August 5, 2005 deadline for the submission of stockholder proposals for the Annual Meeting. Rule 14a-8(e) provides that, for a regularly-scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting shareholder proposals is not less than 120 days before the first anniversary of the date of Commerce's proxy statement released to stockholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e), Commerce set the deadline as August 5, 2005, 120 days before the first anniversary of the date of its proxy statement released to stockholders in connection with its previous annual meeting. To inform stockholders of the this deadline, Commerce's proxy statement dated December 3, 2004 included the following notice under the heading "Stockholder Proposals for Inclusion in the Proxy Statement:"

"If you want us to consider including a proposal in the Company's proxy materials relating to the annual meeting of stockholders to be held for the fiscal year ending July 31, 2005, you must submit such proposal to the Company no later than August 5, 2005. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we will include it in the proxy statement and set it forth on the form of proxy issued for such annual meeting of stockholders. You should direct any such stockholder proposals to the attention of the Secretary of the Company at our address set forth on the first page of this proxy statement."

Therefore, in order to comply with Commerce's deadline for inclusion in the 2006 proxy materials, a proposal must have been received no later than Friday, August 5, 2005. Mr. Barnes' proposal was not received at Commerce's offices until October 13, 2005, 67 days after the August 5, 2005 deadline.

Commerce held its 2005 annual meeting of stockholders on January 12, 2005 and expects to hold its Annual Meeting on January 26, 2006. Commerce does not intend to change the date of the Annual Meeting by more than 30 days from the date of last year's meeting. Therefore, the August 5, 2005 deadline for submission of stockholder proposals for inclusion in Commerce's proxy materials for the 2006 Annual Meeting was properly set in accordance with Rule 14a-8(e)(2), and Mr. Barnes' proposal is not timely.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit untimely stockholder proposals from their proxy materials, even when proposals were only a day or two late. See, e.g. *Bob Evans Farms, Inc.* (June 1, 2005); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); and *Thomas Industries, Inc.* (December 18, 2002). In accordance with Rule 14a-8 and the Staff's previous no-action positions, Commerce therefore intends to exclude Mr. Barnes' untimely proposal from its proxy materials and respectfully requests that the Staff concur.

Although Rule 14a-8(f) requires that a registrant notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt, the requirement does not apply to an incurable deficiency. Rule 14a-8(f)(1) specifically states "A company need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Commerce has not notified Mr. Barnes of the defects in his proposals but will provide him with a copy of this letter.

(ii) Mr. Barnes' proposal may be excluded under Rule 14a-8(i)(8) because it relates to the election of directors

Although Commerce believes Mr. Barnes' failure to timely submit the proposal is dispositive, Commerce also believes that even if the proposal had been timely submitted, Commerce could properly exclude it on substantive grounds. Rule 14a-8(i)(8) permits exclusion "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the principal purpose of the rule is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules...are applicable." Release No. 34-12598 (July 7, 1976). Mr. Barnes' proposal to nominate Mr. Weigand for election to the Board of Directors of Commerce clearly falls within the plain meaning of Rule 14a-8(i)(8) and thus could be excluded even if it had been timely submitted.

(iii) Mr. Barnes' proposal has been substantially implemented.

In October, 2005, Mr. Weigand's nomination for consideration at the Annual Meeting was considered by Commerce's Nominating and Corporate Governance Committee, a committee comprised of three independent directors (as independence is defined under the AMEX rules). After deliberation, the Committee decided not to recommend to the Board Mr. Weigand as a nominee for election as a director of Commerce. Rule 14a-8(i)(10) permits a registrant to exclude a proposal that has been substantially implemented. Even if Commerce's reasons for excluding Mr. Barnes' proposal set forth in Sections A(i) and A(ii) above were not dispositive, Commerce believes it could exclude Mr. Barnes' proposal as substantially implemented under Rule14a-8(i)(10).

Good Cause Exception to Rule 14a-8(j)(1)

Commerce respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that Commerce file its reasons for excluding Mr. Barnes' proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Commerce to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. Section D of the Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004) notes that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

As noted above, Commerce intends to file its definitive proxy materials for the Annual Meeting with the Commission on or about December 12, 2005, approximately 44 days before the Annual Meeting scheduled for January 26, 2006.

As explained above, Commerce did not receive Mr. Barnes' proposal until October 13, 2005, 65 days after the August 5, 2005 deadline and 63 days before the date Commerce expects to mail its proxy materials for the Annual Meeting. Because of Mr. Barnes' late submission, it is impossible for Commerce to have submitted this matter to the Commission more than 80 days before the expected filing date of its definitive proxy materials for the Annual Meeting. Accordingly, Commerce requests a waiver of the 80-day period pursuant to Rule 14a-8(j).

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and its attachments.

For the foregoing reasons, Commerce believes it may properly exclude Mr. Barnes' proposal from the Annual Meeting proxy materials under Rule 14a-8(f). Accordingly, Commerce respectfully requests that the Staff not recommend enforcement action if Commerce omits Mr. Barnes' proposal from its Annual Meeting proxy materials. If the Staff does not concur with Commerce's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of the Staff's Rule 14a-8 response letter.

If you have any questions or need any further information, please call the undersigned at (714) 668-6210, or in his absence, William C. Manderson at (714) 668-6244.

Sincerely,



John F. Della Grotta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: Mr. David J. Barnes

Exhibit A

nexus
ADVISORY CORPORATION

Lawrence Clayton
Secretary Commerce Energy Group, Inc.
600 Anton Blvd.
Suite 2000
Costa Mesa, CA 92626

October 13, 2005

Mr. Clayton,

As the beneficial owner of 500,000 shares of Commerce Energy common stock, I nominate, current board member, Peter Weigand for shareholder consideration to the Commerce Energy Board of Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2005. I understand that director nominations and shareholder proposals have to be submitted no later than October 14, 2005. I will assume that Peter's nomination is in good order and accepted unless otherwise notified.

Peter Weigand is Commerce Energy's largest shareholder with 1,114,479 shares. In addition he is fully vested in 600,000 options of Commerce Energy common stock. Peter Weigand has no corporate affiliations at this time.

In accordance with nomination procedures, please find enclosed Peter Weigand's Curriculum Vitae and letter accepting my nomination.

Thank you in advance for your time and presenting my nomination.

Sincerely,



David J. Barnes
President
Nexus Advisory Corporation
25442 Rapid Falls Road
Laguna Hills, CA 92653
Phone: 949.362.3287
davidbarnes@nexusadvisory.com

Cc: Peter Weigand

Enclosures

Peter Weigand
12136 Skyline Dr.
Santa Ana, CA 92705
714-520-1701
peter.weigand@cox.net

PROFESSIONAL PROFILE

Successful entrepreneurial senior executive with both turnaround and high growth management experience in startup, early stage and mature businesses. Major strengths include strategic planning and team development with a strong project management discipline throughout implementation. Management style is passionate and performance metrics driven. Renowned for creative solutions and decision making in a fast paced environment.

PROFESSIONAL EXPERIENCE

COMMERCE ENERGY GROUP, INC., Costa Mesa, CA 4/2004 to 8/2005
President, Principal Executive Officer, Director

Commerce Energy Group is a retailer of natural gas and electricity to residential and commercial consumers. The company is listed on AMEX (EGR).

Commerce was a turnaround situation incurring over $21 million in losses in the prior fiscal year, numerous litigation issues, portfolio and operational problems and governance and controls weaknesses. Immediately upon arrival aggressive initiatives were launched including:

Turnaround Initiative	First Year Results
Corporate reorganization	Restructured from Commonwealth Energy Corp to Commerce Energy Group. Converted preferred shareholders to common, managed the S-4, valuation process and related activities resulting in listing on AMEX in July '05.
Cost reduction	Reduced employee head count by 40%, closed offices, implemented budget and cost controls.
Portfolio restructuring	Migrated over 130,000 customers to new contract terms, shed unprofitable customers, revamped supply and hedging processes, doubled the number of wholesale suppliers and tripled the amount of open credit facilities.
Business process redesign	Eliminated hundreds of duplicate steps, installed a risk oversight function, designed and implemented performance metrics, instituted employee training programs.
Litigation clean up	Resolved over a dozen pending lawsuits and employee disputes.

Systems improvements	Consolidated multiple data silos into one department under one architecture, converted the in-house development team to an implementation team, purchased third party software to replace legacy systems.
Sarbanes-Oxley implementation	Documented "as is" and best practices processes, developed a detailed project plan and implemented according to plan. Instituted controls and reporting processes, and initiated board reporting and governance standards.
Organizational redesign	Realigned departmental structures, recruited new management talent, and created new departments in risk, market management, energy accounting, project management and business development.

Year-over-year bottom line financial results improved by approximately $18 million. These results include over $8 million in one time settlements and restructuring charges.

In addition to turnaround activities, new strategic and growth plans were developed, including:

Growth Initiative	First Year Results
Enter retail natural gas	Acquired a retail natural gas and electric company, ACN Energy, in February 2005, effectively accomplishing multiple objectives while improving profitability.
Expand market territories	Expanded from six utility territories in four states to nineteen utility territories in nine states.
Revamp sales and marketing	Rebranded ACN Energy, Commonwealth Energy and electricAmerica under one name, Commerce Energy. Eliminated poor performing sales team, recruited new management and developed several new products. Automated pricing, customer acquisition and enrollment processes.
Customer acquisition channels	Entered sales channel agreements with independent aggregators, consultants, and marketing representative organizations.
Acquire competitors	Successfully acquired ACN Energy, developed a pipeline of additional prospects with defined processes throughout the various deal stages, including post-purchase integration.

As a result of these efforts, Commerce Energy Group is now the largest non-utility affiliated retail energy marketer in the U.S.

SKIPPING STONE, INC., Philadelphia, PA 6/1996 to 4/2004
Chairman & CEO (founder)

Skipping Stone, Inc. is a consulting and technology company focused on serving the energy industry from strategy through implementation. The company was sold in April 2004 and is now a wholly owned subsidiary of Commerce Energy Group, Inc.

Skipping Stone quickly grew to over 100 consultants and affiliates with primary locations in Philadelphia, Boston and Houston. Skipping Stone has served over 150 energy clients both domestically and internationally including energy retailers and wholesalers, pipelines, utilities, gas producers, power generators, technology vendors and financial institutions.

In 1999, the company acquired TransCapacity, a natural gas logistics software company specializing in interstate pipeline data exchange. The company continues to operate under the name "Capacitycenter.com"

Skipping Stone was listed among the 25 fastest growing companies in Philadelphia for four consecutive years by the Philadelphia Business Journal.

TRANSENERGY SYSTEMS, INC., Houston, TX 1/1998 to 6/1998
Interim Chief Operating Officer

Transenergy was a software company focused on transaction and risk management systems for natural gas and electricity wholesale trading, pipeline, and utility sectors. The company has since been sold to a competitor.

Immediately following investment by venture capital firms, this independent software company required turnaround services in its operations, sales and marketing, customer implementations, and next version design. Plans were developed with the founder and board in two weeks that resulted in doubling implementation revenue, redesign of the risk management systems development efforts, addition of new sales management and sales teams, repositioning the marketing efforts, and the acquisition of several new large customers.

Results exceeded financial expectations.

STATOIL NORTH AMERICA, INC., Alexandria, VA 2/1993 to 6/1996
(formerly The Eastern Group)

- **Vice President, Corporate Planning**
- **Vice President, Risk Management**

This division of Statoil was engaged in the natural gas and electricity markets in the U.S. in the retail, wholesale, exploration/production and generation sectors. The company has since sold its holdings to a variety of other U.S. energy companies.

As VP of Risk Management, designed and implemented transaction procedures and systems, developed and rolled out new products to industrial and utility customers, and obtained licenses to enter power marketing and trading.

After six months was promoted to VP Corporate Planning, reporting to the CEO. Developed and implemented a number of growth initiatives including multiple acquisitions of gas exploration, production and pipeline gathering assets, cogeneration assets, and retail energy marketers.

The company was named to the Inc. 500 fastest growing companies for three consecutive years during this period.

METALLGESCHELLSCHAFT, ENERGY DIVISION, New York, NY 1/1992 to 2/1993
Vice President, Corporate Development

This division was engaged in the trading and retailing of refined products, natural gas, and electricity.

Created new products and services for the North American energy business units. Successful product launches included a BTU contract for industrials that married natural gas and refined products, trigger deals using futures markets, and the introduction of tolling and reverse tolling transactions to electric utilities.

INDUSTRIAL ENERGY SERVICES COMPANY, INC., Pittsburgh, PA 4/1988 to 1/1992
Vice President, Sales, Marketing & Supply

The company supplied natural gas to industrial and utility customers in the Northeast U.S. The company was acquired by a competitor in 1993.

Managed the departments that traded and transported natural gas and the sales force responsible for acquiring industrial and utility customers.

Was recognized for doubling sales and profits for three consecutive years.

UNITED FUELS, INC., Philadelphia, PA 2/1986 to 4/1988
Vice President, Sales & Trading

United Fuels was a reseller and terminal operator handling heating oil, gasoline, diesel, and residual fuels in the Middle Atlantic region. The company was sold to a refiner in 1990.

Managed the team that bought and sold barge lots, pipeline batches, and truck loads to utilities, independent gas station owners, heating oil dealers and refiners through a network of owned and leased terminals.

KOCH INDUSTRIES, INC., Wichita, KS 1/1981 to 2/1986
• M&A Analyst • Manager, Gas Liquids Distribution • Refined Products Trader

Koch Industries is the second largest privately held company in the U.S. and is engaged in a wide variety of energy activities.

Analyzed energy acquisitions as part of an M&A team. Promoted after six months to manager of the company's Midwest distribution network for gas liquids. Transferred to Philadelphia to trade refined products in 1984.

Increased refined products revenue in the Philadelphia region by more than ten-fold in one year.

BOARDS OF DIRECTORS

Commerce Energy Group, Inc. 4/2004 to present

American Communications Network, Inc. 3/2001 to 4/2004
(privately held international telecommunications company)

GlobalView Software, Inc. 6/2002 to 4/2004
(venture backed energy technology company)

PROFESSIONAL ACCOMPLISHMENTS

Ernst & Young Entrepreneur of the Year, 2002

Pennwell's 50 Most Influential Individuals in Energy IT, 2001

Author of three energy training manuals on Natural Gas, Electricity, and Risk Management

Numerous speaking engagements and published articles in such magazines as Business Week, Forbes, Hart's, PennWell and others.

EDUCATION

Wichita State University, Wichita, KS
Bachelor of Business Administration 1981

PERSONAL

Birthdate: October 8, 1956

Married to Jenifer, with one daughter, Leah.

Hobbies include reading, writing, golf, water and snow skiing

Open to relocation

To Whom It May Concern: October 12, 2005

Dear Sir,

This is my formal written consent accepting the nomination to the Commerce Energy Group board of directors as submitted by David Barnes.

Sincerely,

Peter Weigand



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Commerce Energy Group, Inc.
Incoming letter dated October 24, 2005

The Detweiler submission relates to a nomination to Commerce Energy's board of directors. The Saline submission relates to the election of directors. The Barnes submission relates to a nomination to Commerce Energy's board of directors.

It is unclear whether the Detweiler submission involves only a rule 14a-8 issue, or, also questions regarding nominating procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Commerce Energy may exclude the proposal under Rule 14a-8(e)(2) because Commerce Energy received it after the deadline for submitting proposals. We note in particular your representation that Commerce Energy received the submission after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Commerce Energy omits the Detweiler submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Commerce Energy relies with regard to the Detweiler submission.

There appears to be some basis for your view that Commerce Energy may exclude the Saline submission under Rule 14a-8(e)(2) because Commerce Energy received it after the deadline for submitting proposal. We note in particular your representation that Commerce Energy received the submission after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Commerce Energy omits the Saline submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Commerce Energy relies with regard to the Saline submission.

It is unclear whether the Barnes submission involves a rule 14a-8 issue, or, questions regarding nominating procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Commerce Energy may exclude the Barnes submission under Rule 14a-8(e)(2) because Commerce Energy received it after the deadline for submitting proposals. We note in particular your representation that Commerce Energy received the Barnes submission after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Commerce Energy omits the Barnes submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Commerce Energy relies with regard to the Barnes submission.

We note that Commerce Energy did not file its statement of objections to including the submissions in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Commerce Energy's request that the 80-day requirement be waived.

Sincerely,



Mark F. Vilardo
Special Counsel